October 1, 2008

Attention: Mary Beth Breslin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Electro Scientific Industries, Inc.

Post-Effective Amendments to Form S-3 filed September 12, 2003,

October 31, 2003, and December 12, 2003

File No. 333-84552

On March 19, 2002, Electro Scientific Industries, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) its registration statement on Form S-3 and on April 25, 2002, the Company filed with the Commission its Amendment No. 1 to Form S-3 (referred to collectively as the “Registration Statement”). The Registration Statement was filed in order to register for re-sale 4 1/4% convertible subordinated promissory notes and the common stock issuable upon conversion of those notes (the “Securities”).

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests withdrawal of its Post-Effective Amendments to the Registration Statement filed with the Commission on September 12, 2003, October 31, 2003, and December 12, 2003 (referred to collectively as the “Post-Effective Amendments”).

The reason for such withdrawal is that the Company is no longer obligated under the Registration Rights Agreement entered in connection with the original sale of the notes to keep such Registration Statement effective under the Act and that the notes have been redeemed by the Company. No securities were sold in connection with the Post-Effective Amendments.

If you should have any questions regarding this request for withdrawal, please do not hesitate to contact Steven H. Hull of Stoel Rives LLP, the Company’s outside counsel, at (503) 294-9122.

Sincerely,

Electro Scientific Industries, Inc.

By:	/s/ Paul Oldham
Paul Oldham
Vice President of Administration,
Chief Financial Officer and Corporate Secretary